PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612

PROGEN CHANGES ITS NASDAQ TICKER SYMBOL TO PGLA

BRISBANE,  AUSTRALIA.  4  OCTOBER  2006.  Progen  Industries  (ASX: PGL, NASDAQ:
PGLAF), a global developer of anti-cancer drugs, today announced a change in its NASDAQ Capital Market ticker symbol from PGLAF to PGLA.

The  change  is  effective  from  9  October  2006.


About Progen: Progen Industries Limited is an Australian based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of cancer and other serious diseases.

Progen's  three  key  areas  of  focus  are:
- Clinical Development - via a focused clinical trial program involving its two compounds PI-88 and PI-166.
- Drug Discovery - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.
- Manufacturing Services - PI-88 manufacturing and supply for the clinical program and contract biological process development, manufacture and quality assurance services.

Keywords  -  Progen,  cancer,  NASDAQ

WEB LINKS to selected recent news and other information about Progen:

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
Progen's Financial Year ends
with a positive outlook for 2007     www.progen.com.au/?page=nepress2006.html
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Progen prepares for
accelerated clinical development     www.progen.com.au/?page=nepress2006.html
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Progen meets with FDA                www.progen.com.au/?page=nepress2006.html
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New CEO                              www.progen.com.au/?page=nepress2006.html
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Open Briefing: New Trial & Update    www.progen.com.au/?page=nepress2005.html
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AUSIndustry Grant Offered ($3.4M)    www.progen.com.au/?page=nepress2005.html
                                     ----------------------------------------
PI-88 mode of action                 www.progen.com.au/?page=repi-88.html
                                     ------------------------------------
Progen's drug development pipeline   www.progen.com.au/?page=pihome.html
                                     -----------------------------------
Progen Industries Ltd                www.progen.com.au
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MEDIA AND INVESTOR
RELATIONS:          PROGEN INFORMATION:
Rebecca Wilson      Sarah Meibusch                  Linton Burns
Buchan Consulting   Director, Business Development  CFO
rwilson@bcg.com.au  Progen Industries Limited       Progen Industries Limited
------------------  Sarah.Meibusch@progen.com.au    linton.burns@progen.com.au
Ph: (02) 9237 2800  ----------------------------    --------------------------
/ 0417 382 391      Ph:  +61 7 3842 3333            Ph: : +61 7 3842 3333
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